Exhibit 4.02

DESCRIPTION OF MARIN CAPITAL STOCK

The following summary of the current terms of the capital stock of Bank of Marin Bancorp (“Marin”) is not meant to be complete and is qualified in its entirety by reference to the California General Corporation Law, federal law, the Marin articles of incorporation, and the Marin bylaws, copies of which have been filed with the Securities Exchange Commission (“Commission”) and are also available upon request from Marin.

Common Stock

The Marin articles of incorporation authorize 15,000,000 shares of common stock, no par value. Holders of Marin common stock are entitled to one vote, in person or by proxy, for each share of Marin common stock held of record in the shareholder's name on the books of Marin as of the record date on any matter submitted to the vote of the shareholders except that, for the election of directors, each shareholder has cumulative voting rights and is entitled to as many votes as shall equal the number of shares held by such shareholder multiplied by the number of directors to be elected. Each shareholder may cast all his or her votes for a single candidate or distribute such votes among any or all of the candidates as he or she chooses. However, no shareholder shall be entitled to cumulate votes (in other words, cast for any candidate a number of votes greater than the number of shares of stock held by such shareholder) unless such candidate's name has been placed in nomination prior to the voting and the shareholder has given notice at the meeting prior to the voting of the shareholder's intention to cumulate his or her votes. If any shareholder has given such notice, all shareholders may cumulate their votes for candidates in nomination.

Each share of Marin common stock has the same rights, privileges and preferences as every other share and will share equally in Marin's net assets upon liquidation or dissolution. Marin common stock has no preemptive, conversion or redemption rights or sinking fund provisions and all of the issued and outstanding shares of Marin common stock, when issued, will be fully paid and nonassessable.

Preferred Stock

The Marin articles of incorporation authorize 5,000,000 shares of preferred stock, no par value. The preferred stock may be issued from time to time in one or more series without action by the shareholders. The board of directors is authorized to designate and to fix the number of shares of any such series of preferred stock and to determine and alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of preferred stock, including, but not limited to, dividend rate, voting, liquidation preference and conversion rights. The board of directors, within the limits stated in any resolution of the board of directors originally fixing the number of shares constituting any series, may increase or decrease the number of shares in such series (but not below the number of shares of any series subsequent to the issue of shares of that series). The preferred stock has no preemptive rights.

Dividends

Marin's shareholders are entitled to dividends when, as and if declared by Marin's board of directors out of funds legally available therefor (subject to certain restrictions on payment of dividends imposed by the laws of California).

Shareholder Rights Plan

On July 6, 2017, Marin's board of directors adopted a shareholder rights plan which provides one preferred share purchase right (a "Right") for each outstanding share of common stock, no par value of Marin, including shares of common stock that may be issued by Marin from time to time after such date as, for example, in a merger. The description and terms of the Rights are set forth in a Rights Agreement dated as of July 6, 2017 (the "Rights Agreement") between Marin and Computershare, as Rights Agent.

The Rights Agreement is designed to discourage takeovers that involve abusive tactics and or do not provide fair value to shareholders.

Pursuant to the Rights Agreement, upon the occurrence of certain "triggering events," each registered holder of Marin common stock is entitled to purchase from Marin one two-hundredth of a share of Series A Junior Participating Preferred Stock, no par value, of Marin at a price of $90.00 per one one-hundredth of a Preferred Share, subject to adjustment.

At any time before the occurrence of a "triggering event", the board of directors of Marin may redeem the Rights in whole, but not in part, at a price of $0.001 per Right.

A copy of the Rights Agreement has been filed with the Commission as an Exhibit to a Registration Statement on Form 8-A. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.

Anti-takeover Provisions

In addition to the shareholder rights plan described above, Marin's articles of incorporation and bylaws, or Marin's charter documents, contain certain provisions that deal with matters of corporate governance and certain rights of shareholders which might be deemed to have a potential "anti-takeover" effect. Such provisions will also render the removal of an incumbent board of directors or management more difficult.

The following description of certain of the provisions of Marin's charter documents is necessarily general, and reference should be made in each case to such documents, which are contained as exhibits to Marin's previous filings with the Commission or available upon request from Marin.

Directors. Certain provisions of Marin's charter documents will impede changes in majority control of the board of directors. Marin's charter documents provide that:

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shareholders must comply with certain prior notice provisions in connection with nominations of persons to become directors of Marin. Failure to comply with these provisions may result in the nominations being disregarded.

•	the size of the board of directors may be increased or decreased within a specified range by a majority vote of the board;

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any vacancy occurring in the board of directors, including a vacancy created by an increase in the number of directors, shall be filled for the remainder of the unexpired term by a majority vote of the directors then in office; and

•	a director, in general, may only be removed by the affirmative vote of a majority of the shares eligible to vote.

Authorized Shares. Marin's articles of incorporation authorize the issuance of 15,000,000 shares of common stock and 5,000,000 shares of preferred stock. The shares of common stock and preferred stock were authorized to provide Marin's board of directors with as much flexibility as possible to effect, among other transactions, financings, acquisitions, stock dividends, and the exercise of employee stock options. However, these authorized shares may also be used by the board of directors, to the extent consistent with its fiduciary duty, to deter future attempts to gain control of Marin. As a result of the ability to fix voting rights for a series of preferred stock and to issue additional shares of common stock, the board has the power to issue stock to persons friendly to management in order to attempt to block a tender offer, merger or other transaction by which a third party seeks control of Marin, and thereby allow members of management to retain their positions.

Purpose and Takeover Defensive Effects of Marin's Charter Documents and Shareholder Rights Plan. Marin's board believes that the provisions described above are prudent and will reduce Marin's vulnerability to takeover attempts and certain other transactions which have not been negotiated with and approved by its board of directors. The board of directors believes these provisions are in the best interest of Marin and its shareholders. In the judgment of the board of directors, Marin's board will be in the best position to determine the true value of Marin and to negotiate more effectively for terms that will be in the best interest of its shareholders. Accordingly, the board of directors believes that it is in the best interest of Marin and its shareholders to encourage a potential acquirer to negotiate directly with the board of directors, and that these provisions will encourage such negotiations and discourage hostile takeover attempts. It is also the view of the board of directors that these provisions should not discourage persons from proposing a merger or other transaction at a price reflective of the true value of Marin and otherwise in the best interest of all shareholders.

Despite the belief of Marin as to the benefits to shareholders of these provisions, these provisions may also have the effect of discouraging a future takeover attempt which would not be approved by Marin's board of directors, but pursuant to which shareholders may receive a substantial premium for their shares over then current market prices. As a result, shareholders who might desire to participate in such a transaction may not have any opportunity to do so.

Restrictions on Ownership

The Bank Holding Company Act generally prohibits any company that is not engaged in banking activities and activities that are permissible for a bank holding company or a financial holding company from acquiring control of a bank holding company, such as Marin. "Control" is generally defined as ownership of 25% or more of the voting stock or other exercise of a controlling influence. Any existing bank holding company would need the prior approval of the Federal Reserve before acquiring 5% or more of the voting stock of Marin. In addition, the Change in Bank Control Act of 1978, as amended, prohibits a person or group of persons from acquiring control of a bank holding company unless the Federal Reserve has been notified and has not objected to the transaction. Under a rebuttable presumption established by the Federal Reserve, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as Marin, could constitute acquisition of control of the bank holding company.